The Bank of N.T. Butterfield & Son Limited
2021 Employee Share Purchase Plan

1.Purpose.
The purpose of the 2021 Employee Share Purchase Plan of The Bank of N.T. Butterfield & Son Limited as amended from time to time (the “Plan”), is to promote the financial interests of the Bank of N.T. Butterfield & Son Limited (the “Company”), including its growth and performance, by providing Eligible Employees (as defined below) of the Company and its subsidiaries the opportunity to purchase Shares (as defined below) in the Company at a discount in accordance with the Plan.
2.Shares Available for Purchase.
Subject to adjustment as provided in Section 17, Eligible Employees may, in the aggregate, purchase in the aggregate up to a maximum of 1,000,000 voting ordinary shares, par value BM$0.01 per share, of the Company (the “Shares”). Shares may be issued upon exercise of an option (an “Option”) from authorized but unissued Shares, from Shares held in the treasury of the Company, or from any other proper source. If the total number of Shares specified in elections to be purchased under any Offering (as defined below) plus the number of Shares purchased under previous Offerings under this Plan exceeds the maximum number of Shares issuable under this Plan, the Committee will issue the Shares then available on a pro-rata basis.
3.Administration.
The Plan shall be administered by the Compensation & Human Resources Committee (the “Committee”) of the Board of Directors of the Company (the “Board”). The Committee and its proceedings are governed by its charter and the bye-laws of the Company. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, administer the Plan. In any such case, the Board will have all of the authority and responsibility granted to the Committee herein.
The Committee shall have the authority to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any agreements entered into hereunder (including granting Options under the Plan), and to make all other determinations necessary or advisable for the administration of the Plan, based on, among other things, information made available to the Committee by the management of the Company. The Committee may correct any defect any omission or reconcile any inconsistency in the Plan in the manner and to the extent it shall deem desirable to carry it into effect. The Committee may allocate among its members and delegate to any person who is not a member of the Committee, or to any administrative group within the Company, any of its powers, responsibilities or duties. Except as specifically provided to the contrary, references to the Committee include the Board and any administrative group, individual or individuals to whom the Committee has delegated its duties and powers. The determinations of the Committee in its administration of the Plan, as described herein, shall be final and conclusive.
4.Eligibility.
All employees of the Company and all employees of any subsidiary of the Company designated by the Committee from time to time (a “Designated Subsidiary”), are eligible to participate in any one or more of the offerings of Options (as defined in Section 11) to purchase Shares under the Plan provided that:
(a)they are employed within Group Bands 5-10;
(b)they are customarily employed by the Company or a Designated Subsidiary on a regular basis;
(c)they are employees of the Company or a Designated Subsidiary on the first day of the applicable Offering Period (as defined below); and
(d)they are not subject to the rules or laws of a foreign jurisdiction that would prohibit the grant of an Option
(the "Eligible Employees”).
An Eligible Employee may participate in any Offerings (as defined below) that commence after the month in which that Eligible Employee commences employment with the Company or a Designated Subsidiary. No Eligible Employee may be granted an Option hereunder if such Eligible Employee, immediately after the Option is granted, owns 5% or more of the total combined voting power or fair market value of all classes of shares of the Company or any subsidiary. For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Internal Revenue Code of 1986, as amended, shall apply in determining the share ownership of an employee, and all shares that the employee has a contractual right to purchase shall be treated as shares owned by the employee.
The Company retains the discretion to determine which Eligible Employees may participate in an Offering, subject to applicable law. The Plan will comply with data protection laws of an Eligible Employee’s jurisdiction, provided that such compliance will not limit processing data under the Plan. Each Eligible Employee, by participating in the Plan will be deemed to give their consent to having their data processed to the extent necessary to implement and administer the provisions of the Plan.
5.Offerings.
    The Plan shall be implemented by offerings of Options (“Offerings”) that are six months in duration or such other duration as determined by the Committee (the period during which an Offering is effective, the “Offering Period”). Offering Periods shall commence on the first business day after May 1 and November 1 of each year (the “Offering Commencement Dates”) and end six months thereafter, on the first business day after the following October 31 and April 30, respectively. For the purposes of this Plan, “business day” shall mean a day other than a Saturday, Sunday or a public holiday observed in Bermuda. Notwithstanding the foregoing, the Committee may establish a different duration for one or more future Offering Periods or different commencing or ending dates for such Offering Periods (including for the initial Offering Period under the Plan).

6.Participation.
An Eligible Employee may participate in an Offering by completing an online enrollment form (“Enrollment Form”) at least ten (10) business days prior to the applicable Offering Commencement Date. The Enrollment Form will authorize, amongst other things, a regular payroll deduction from the Compensation received by the Eligible Employee during the Offering Period. Unless an Eligible Employee files a new Enrollment Form or withdraws from the Plan in accordance with Section 10 hereof, the Eligible Employee’s deductions and purchases will continue at the same percentage deduction rate for future Offerings under the Plan as long as the Plan remains in effect. The term “Compensation” means the Eligible Employee’s gross base salary or wages, and does not include incentive or bonus awards, commissions, allowances and reimbursements for expenses such as relocation allowances or travel expenses, income or gains associated with the grant or vesting of restricted stock or restricted stock units, income or gains on the exercise of stock options or stock appreciation rights, and similar items. The Committee shall have discretion to determine the application of this definition to Eligible Employees on payrolls in different jurisdictions; provided, however, that such discretion shall be exercised on a uniform and nondiscriminatory basis for Eligible Employees to the extent required under applicable law.
7.Deductions.
The Company will maintain payroll deduction records for all participating Eligible Employees (“Employee Accounts”, each an “Employee Account”). With respect to any Offering made under this Plan, an Eligible Employee may authorize a payroll deduction from 2% up to a maximum of 15% of the Compensation the Eligible Employee receives during the Offering Period or such shorter period during which deductions from payroll are made (such deductions to be in whole percentages). The Committee may, at its discretion, designate a lower maximum contribution rate for any Offering.
8.Deduction Changes.
An employee may decrease his or her payroll deduction percentage up to two (2) times, to be effective as soon as reasonably practical, during an Offering Period, and may only increase his or her payroll deduction percentage as to future Offering Periods. Notwithstanding the immediately preceding sentence, the Committee may, at its discretion, provide that changes to payroll deduction percentages will be effective during the Offering Period then outstanding. Any employee may discontinue his or her payroll deductions at any time by amending the Eligible Employee’s existing Enrollment Form for the relevant Offering Period. If an Eligible Employee elects to discontinue his or her payroll deductions during an Offering Period, but does not elect to withdraw his or her funds pursuant to Section 10 hereof, funds deducted prior to his or her election to discontinue will be applied to the purchase of Shares on the Exercise Date (as defined below).

9.Interest.
Interest will not be paid on any Employee Accounts, except to the extent that the Committee, in its sole discretion, elects to credit Employee Accounts with interest at such rate as it may from time to time determine.
10.Withdrawal of Funds.
An Eligible Employee may at any time, but no later than fifteen (15) business days prior to the close of business on the last business day in an Offering Period, and for any reason, permanently draw out the balance accumulated in his or her Employee Account and thereby withdraw from participation in an Offering. Partial withdrawals are not permitted. Following withdrawal from participation in an Offering, the Eligible Employee may not begin participation again during the remainder of the Offering Period during which the Eligible Employee withdrew the balance in his or her Employee Account. The Eligible Employee may participate in any subsequent Offering in accordance with terms and conditions established by the Committee.
11.Purchase of Shares.
(a)Number of Shares. On the Offering Commencement Date of each Offering Period, the Company will grant to each Eligible Employee who is then a participant in the Plan an option to purchase on the last business day of such Offering Period (the “Exercise Date”) Shares at the applicable purchase price (the “Option Price”).
(b)Option Price. Unless otherwise determined by the Committee, the Option Price for each Offering Period shall be equal to 90% of the applicable Closing Price of the Shares on the Exercise Date. The “Closing Price” means (a) the closing sales price of a Share as quoted on the New York Stock Exchange (“NYSE”) on the day of determination or (b) the average closing sales price of a Share as quoted on the NYSE over the preceding five (5) trading days prior to the Exercise Date, if no sales of Shares were made on such a day.
(c)Exercise of Option. Each Eligible Employee who continues to be a participant in the Plan on the Exercise Date shall be deemed to have irrevocably exercised his or her Option at the Option Price on such date and shall be deemed to have purchased from the Company the number of whole Shares reserved for the purpose of the Plan that his or her accumulated payroll deductions on such date will pay for. Notwithstanding the above, each Eligible Employee shall be issued the Shares purchased by such Eligible Employee in a given Offering Period on the first business day following the Exercise Date.
(d)Fractional Shares; Return of Unused Payroll Deductions. Any balance that is less than the purchase price of one Share shall be used to purchase fractional Shares and will not be carried forward into the Eligible Employee’s Employee Account for the next Offering Period. To the extent there is a cash balance remaining in an Eligible Employee’s Employee Account at the end of an Offering Period due to a pro rata purchase under Section 2, the cash balance shall be automatically refunded to the Eligible Employee.

12.Share Issuance.
The Company will not issue Share certificates and shall utilize book entry registration of Shares in lieu of issuing share certificates. A participating Eligible Employee may request a Share certificate in respect of Shares registered in their name subject to indemnifying the Company for any stamp duties payable upon issuance thereof.
13.Rights on Retirement, Death or Termination of Employment; No Future Grants.
If a participating Eligible Employee’s employment ends before the last business day of an Offering Period, no payroll deduction shall be taken from any Compensation then due and owing to that employee after the date of delivery of written notice of termination, without regard to any notice period after such written notice (including any garden leave) or whether the Eligible Employee receives or is entitled to any compensation or is paid in lieu of notice of termination, unless otherwise provided under applicable law or in the Eligible Employee’s written employment contract, and the balance in the applicable Employee Account shall be paid to the Eligible Employee. In the event of the Eligible Employee’s death before the last business day of an Offering Period, the Company shall, upon written confirmation of such death, pay the balance of the Eligible Employee’s Employee Account (a) to the personal representative (or such other person holding a similar position under estates or succession law in the applicable jurisdiction) of the Eligible Employee’s estate or (b) if no such personal representative has been appointed to the knowledge of the Company, to such other person(s) as the Company may, in its discretion, designate. If, before the last business day of the Offering Period, the Designated Subsidiary by which an Eligible Employee is employed ceases to be a subsidiary of the Company, or if the Eligible Employee is transferred to a subsidiary of the Company that is not a Designated Subsidiary, the Eligible Employee shall be deemed to have terminated employment for the purposes of this Plan. Upon a participating Eligible Employee’s termination of employment or death, such Eligible Employee shall not be entitled to receive any further Options under the Plan, except to the minimum extent required by applicable law or an Eligible Employee’s written employment contract if any.
14.Optionees Not Shareholders; Rights as an Employee
Neither the granting of an Option to an Eligible Employee nor the deductions from such employee’s Compensation shall make such employee a shareholder of the Company with respect to Shares issued under this Plan covered by an Option under this Plan until the Eligible Employee has purchased and received such Shares and such Shares have been duly issued. Nothing contained in this Plan, nor in any Option granted pursuant to this Plan, shall confer upon any employee any right with respect to employment or continuation of employment by the Company or any subsidiary of the Company, nor interfere in any way with the right of the Company or any subsidiary to terminate their employment at any time. No employee shall have any claim or right to receive Options under this Plan and the granting of Options is at the sole discretion of the Committee. This Plan is separate and distinct from any employment agreement or other bonus arrangement that an employee may have with the Company, a subsidiary of the Company, or any other party and any payment to an Eligible Employee hereunder shall not have any effect upon the Eligible Employee’s entitlement to any payment under any such agreement or arrangement including, without limitation, severance payments.
15.Options Not Transferable; Sale of Shares.
Options under this Plan are not transferable by a participating Eligible Employee other than by will or the laws of descent and distribution, subject to applicable law, and are exercisable during that employee’s lifetime only by such employee. Shares purchased (and subsequently sold) under the Plan will not be subject to any holding period pursuant to the Plan; however, such Shares purchased under the Plan by any Eligible Employee shall be subject to all policies of the Company or any of its subsidiaries applicable to such employee as in effect from time to time, including the Insider Trading Policy, and applicable law.
16.Application of Funds.
All funds received or held by the Company under this Plan may be combined with other corporate funds and may be used for any corporate purpose.
17.Adjustment for Changes in Shares and Certain Other Events.
(a)Changes in Capitalization. In the event of any sub-division, share consolidation, bonus issues, recapitalization, combination of shares, reclassification of Shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Shares other than an ordinary cash dividend, (i) the number and class of securities available under this Plan, (ii) the Share limitations set forth in Section 11 hereof, and (iii) the Option Price shall be equitably adjusted to the extent determined by the Committee.
(b)Reorganization Events.
(1)Definition. A “Reorganization Event” shall mean a Change in Control as defined in the Company’s 2020 Share Incentive Plan.
(2)Consequences of a Reorganization Event on Options. In connection with a Reorganization Event, the Committee may take any one or more of the following actions as to outstanding Options on such terms as the Committee determines: (i) provide that Options shall be assumed, or substantially equivalent Options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to the participating Eligible Employees, provide that all outstanding Options will be terminated immediately prior to the consummation of such Reorganization Event and that all such outstanding Options will become exercisable to the extent of accumulated payroll deductions as of a date specified by the Committee in such notice, which date shall not be less than ten (10) calendar days preceding the effective date of the Reorganization Event, (iii) upon written notice to the participating Eligible Employees, provide that all outstanding Options will be cancelled as of a date prior to the effective date of the Reorganization Event and that all accumulated payroll deductions will be returned to such participating employees on such date, (iv) in the event of a Reorganization Event under the terms of which holders of Shares will receive upon consummation thereof a cash payment for each Share surrendered in the Reorganization Event (the “Acquisition Price”),

change the last day of the Offering Period to be the date of the consummation of the Reorganization Event and make or provide for a cash payment to each participating Eligible Employee equal to (A) (i) the Acquisition Price times (ii) the number of Shares that such employee’s accumulated payroll deductions as of immediately prior to the Reorganization Event could purchase at the Option Price, where the Acquisition Price is treated as the fair market value of the Shares on the last day of the applicable Offering Period for purposes of determining the Option Price under Section 11(b) hereof, and where the number of Shares that could be purchased is subject to the limitations set forth in Section 11(a), minus (B) the result of multiplying such number of Shares by such Option Price, (v) provide that, in connection with a liquidation or dissolution of the Company, Options shall convert into the right to receive liquidation proceeds (net of the Option Price thereof) and (vi) any combination of the foregoing.
(3)For purposes of clause (2)(i) above, an Option shall be considered assumed if, following consummation of the Reorganization Event, the Option confers the right to purchase, for each Share subject to the Option immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Shares for each Share held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if the consideration received as a result of the Reorganization Event is not solely shares of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of Options to consist solely of such number of shares of the acquiring or succeeding corporation (or an affiliate thereof) that the Committee determines to be equivalent in value (as of the date of such determination or another date specified by the Committee) to the per share consideration received by holders of outstanding Shares as a result of the Reorganization Event.
18.Amendment and Termination of the Plan.
The Committee may at any time, and from time to time, amend or suspend this Plan or any portion thereof, except that if the amendment would increase the maximum number of Shares issuable under the Plan, such amendment shall not be effected without Board approval. This Plan may be terminated at any time by the Committee. Upon termination of this Plan all amounts in the Employee Accounts shall be promptly refunded.
19.Insider Trading Policy
    Restrictions in the Company’s Insider Trading Policy (the “Insider Trading Policy”) apply to voluntary transactions under the Plan, including: (i) the initial election to enroll in the Plan for any Offering Period, (ii) any election to increase or decrease the amount of automatic period contributions by payroll deduction to the Plan, (iii) any election to cease payroll deductions altogether and/or withdraw any accumulated funds, and (iv) sales of Shares purchased under the Plan. None of the foregoing may be done when in possession of material nonpublic information (and, for Designated Employees (as defined in the Insider Trading Policy), during any blackout period). All automatic investments by payroll deduction are allowed without restriction under the Insider Trading Policy. The foregoing is not intended to be a complete description of the Policy, and Plan participants should consult the Insider Trading Policy for additional information.
20.Governmental Regulations.
The Company’s obligation to sell and deliver Shares under this Plan is subject to listing on a national stock exchange (to the extent the Shares are then so listed or quoted) and the approval of all governmental authorities required in connection with the authorization, issuance or sale of such Shares.
21.Governing Law.
The Plan shall be governed by and construed in accordance with Bermuda law.
22.Authorization of Sub-Plans.
The Committee may from time to time establish one or more sub-plans under the Plan with respect to one or more Designated Subsidiaries.
23.Withholding.
    At the time a participating Eligible Employee’s Option is exercised, or at the time a participating Eligible Employee disposes of some or all of the Shares he or she acquired under the Plan, the participating Eligible Employee shall make adequate provision for the employee portion of any foreign, federal, state and local tax and withholding obligations of the Company or the applicable Designated Subsidiary, if any, which arise upon exercise of the Option or upon such disposition of Shares, respectively. For the avoidance of doubt, the employee portion of any tax arising from the exercise of the Option or upon the disposition of Shares (each a “Stock Tax”), shall be paid by the participating Eligible Employee. In addition, neither the Company nor any Designated Subsidiary shall have any tax obligations upon the disposition of Shares by the participating Eligible Employee. Notwithstanding the foregoing, unless prohibited by applicable law, the Company or the applicable Designated Subsidiary shall have the right, but shall not be obligated to, (a) withhold from the participating Eligible Employee’s compensation or other amount payable to such employee or (b) withhold from the Shares issuable upon exercise of such employee’s Option or from the proceeds of a sale of Shares the amount necessary to satisfy the employee portion of any Stock Tax and/or withholding obligations. If the participating Eligible Employee’s compensation is not sufficient to meet the Stock Tax and/or withholding obligation, the Company or the applicable Designated Subsidiary shall be under no obligation to deliver the Shares until the participating Eligible Employee has made adequate provisions for payment of the Stock Tax and/or withholding obligations.
24.Effective Date.
The Plan was approved on July 26, 2021 by the Board, and shall be effective as of this date of approval.